UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

DIALOG SEMICONDUCTOR PLC
(Translation of registrant's name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F__X__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No__X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.)

TABLE OF CONTENTS

Part 1 Press Release of Dialog Semiconductor Plc dated April 28, 2004:
”Dialog Semiconductor reports first quarter 2004 results”

Part 2 Interim Report Q1 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date April 28, 2004	By /s/ ROLAND PUDELKO

Roland Pudelko
Executive Director, CEO and President

Part 1 Press Release of Dialog Semiconductor Plc dated April 28, 2004:
”Dialog Semiconductor reports first quarter 2004 results”

  Q1 revenue up 9% compared to first quarter 2003

  Shipments for wireless and automotive products up 20% and 30% respectively compared to Q1 2003

  Commenced shipment to Asian customers of LCD drivers announced in quarter

  Made initial shipment of devices for WCDMA phones

  Ramped up IC shipment for next generation phones announced at CeBit 2004

Kirchheim/Teck, Germany, April 28, 2004 – Dialog Semiconductor Plc (Nasdaq: DLGS, FWB: DLG) today reported sales of EUR 23 million for the first quarter of 2004, representing a 9% increase in revenue compared to the same period in 2003. During the quarter the company improved sales of ICs for wireless products, up 20% over Q1 2003 to EUR 17.3 million; also shipments of devices for automotive products grew by 30% to EUR 2.7 million. Significant achievements during the quarter include the shipping of its recently announced liquid crystal display (LCD) drivers for products being developed in China, Taiwan and Korea; also commencement of shipments of devices for next generation mobile phones announced at the recent CeBIT 2004 fair by two major handset manufacturers.

Roland Pudelko, CEO & president said, “With the launch of our fast response LCD display drivers for wireless handsets and the development of new power management and audio devices for next generation phones, we are able to provide a broader portfolio of complementary IC solutions to the wireless and handheld electronic product OEMs. Our first quarter figures reflect this appeal and positions Dialog Semiconductor well for continued growth in the next quarter.”

Among the other announcements made by Dialog Semiconductor during the quarter was ‘Arava’, a new power management controller aimed at high-functionality single and dual mode wideband CDMA as well as GSM/GPRS smartphones. The IC was developed with Intel Corporation as part of the ongoing development and marketing initiative between Dialog Semiconductor and Intel to support existing and future Intel® Personal Internet Client Architecture (Intel® PCA) system level products.

The Company’s interim report as of March 31, 2004 is available at www.dialog-semiconductor.com.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG), and on the NASDAQ (DLGS) exchanges.

D I S C L A I M E R

This press release contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects”and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Selected Financial Data

(in thousands of €, except per share, equity ratio and employee data)	Three months ended March 31, 2004 (unaudited)	Three months ended March 31, 2003 (unaudited)	Year ended December 31, 2003
Earnings data
Revenues	23,000	21,015	92,893
Research and development	(7,387)	(8,767)	(30,590)
Operating loss	(2,626)	(6,897)	(13,224)
Net loss	(1,488)	(4,865)	(20,420)
Cash flow from operations	3,843	2,385	7,588
Balance Sheet data
Cash and cash equivalents	6,650	30,408	8,109
Shareholders’ equity	125,554	142,417	126,843
Equity ratio in %	86.6	88.5	90.3
Total assets	144,940	160,745	140,471
Capital expenditures	3,256	2,605	5,901
Share data
Basic loss per share	(0.03)	(0.11)	(0.46)
Number of shares in thousands (period end)	44,069	44,069	44,069
Other data
Employees (period end)	276	290	273

Contact

Dialog Semiconductor

Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com

Part 2 Interim Report Q1 2004

Table of Contents

Operating and Financial Review	1
Results of Operations	2
Liquidity and Capital Resources	5
Additional Information	6
Independent Auditors' Review Report	7
Unaudited Interim Condensed Consolidated Financial Statements	8
Interim Condensed Consolidated Statements of Operations	8
Interim Condensed Consolidated Balance Sheets	9
Interim Condensed Consolidated Statements of Cash Flows	10
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity	11
Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)	12

Operating and Financial Review

Forward-looking statements

This interim report contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements. Results for interim periods are not necessarily indicative of results for the full fiscal year or any future periods.

Three months ended March 31, 2004 compared to three months ended March 31, 2003

(in thousands of €)	Three months ended March 31, 2004 (unaudited)%		Three months ended March 31, 2003 (unaudited)%		Change %
Revenues	23,000	100.0	21,015	100.0	9.4
Cost of sales	(15,026)	(65.3)	(14,794)	(70.4)	1.6
Gross margin	7,974	34.7	6,221	29.6	28.2
Selling and marketing expenses	(1,219)	(5.3)	(1,021)	(4.9)	19.4
General and administrative expenses	(1,449)	(6.3)	(1,314)	(6.2)	10.3
Research and development	(7,387)	(32.1)	(8,767)	(41.7)	(15.7)
Amortization of intangible assets	(486)	(2.1)	(551)	(2.6)	(11.8)
Restructuring and related impairment charges	(59)	(0.3)	(1,465)	(7.0)	(96.0)
Operating loss	(2,626)	(11.4)	(6,897)	(32.8)	(61.9)
Interest income, net	359	1.6	303	1.4	18.5
Foreign currency exchange gains and losses, net	(111)	(0.5)	(301)	(1.4)	(63.1)
Recovery of investment	54	0.2	166	0.8	(67.5)
Result before income taxes	(2,324)	(10.1)	(6,729)	(32.0)	(65.5)
Income tax benefit	836	3.6	1,864	8.8	(55.2)
Net loss	(1,488)	(6.5)	(4,865)	(23.2)	(69.4)

Results of Operations

Revenues

Revenues were € 23.0 million for the three months ended March 31, 2004 compared with € 21.0 million for the corresponding period in the prior year. The increase in revenues primarily results from higher sales volumes in our wireless communication and automotive markets which more than offset a decline in revenues in our industrial applications sector during the period. Revenues in the wireless communications sector were € 17.3 million for the three months ended March 31, 2004 compared with € 14.4 million for the corresponding period in the prior year, comprising 75% and 69% of our total revenues for the three months ended March 31, 2004 and 2003, respectively. Revenues from our automotive applications sector were € 2.7 million and € 2.1 million, representing 12% and 10% of our total revenues for the three months ended March 31, 2004 and 2003, respectively. Revenues from our industrial applications sector were € 2.5 million and € 4.0 million for the three months ended March 31, 2004 and 2003 respectively, or 11% and 19% of our total revenues for the three months ended March 31, 2004 and 2003, respectively. Other revenues were € 0.5 million, or 2% of total revenues for the three months ended March 31, 2004 and for the corresponding period in the prior year. Due to the shipments of new products in volume production to the market we expect revenues for the year ended December 31, 2004 to be higher than those for the year ended December 31, 2003.

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales increased by 1.6% from € 14.8 million (or 70.4% of our total revenues) for the three months ended March 31, 2003 to € 15.0 million (or 65.3% of our total revenues) for the three months ended March 31, 2004 in line with increased production volumes. In addition, as a result of higher production volume, our internal testing operation has been running at an increased utilization level, which in turn has decreased per unit production costs and decreased cost of sales as a percentage of total revenues.

Gross Margin

Our gross margin increased from 29.6% of revenues for the three months ended March 31, 2003 to 34.7% of revenues for three months ended March 31, 2004. The decrease in per unit production costs was the primary factor contributing to an increase in our gross margin.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses and costs associated with advertising and other marketing activities. Selling and marketing expenses were € 1.2 million and € 1.0 million for the three months ended March 31, 2004 and 2003, respectively. As a percentage of total revenues, selling and marketing expenses increased from 4.9% to 5.3%.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses increased from € 1.3 million for the three months ended March 31, 2003 to € 1.4 million for the three months ended March 31, 2004 due primarily to legal fees and other costs incurred in connection with the filing of patent applications. General and administrative expenses increased from 6.2% of total revenues to 6.3% of total revenues.

Research and Development

Research and development expenses consist principally of unreimbursed design and engineering related costs associated with the development of new application specific integrated circuits (“ASICs”) and application specific standard products (“ASSPs”). Research and development expenses decreased 15.7% from € 8.8 million for the three months ended March 31, 2003 to € 7.4 million for the three months ended March 31, 2004. The decrease in research and development expenses primarily results from continued cost savings following the closure of our Swedish subsidiary. Research and development expenses decreased from 41.7% to 32.1% as a percentage of total revenues, resulting both from the absolute decrease and the proportionately higher revenue base. We expect to continue to incur research and development costs at the current level in connection with the development of ASICs and ASSPs. Our ability to generate revenues in the long-term depends on achieving technical feasibility from our research and development programs, customers accepting our designs and implementing them in large-scale production.

Amortization of Intangible Assets

Amortization expense for the three months ended March 31, 2004 was € 0.5 million as compared to € 0.6 million for the three months ended March 31, 2003, a decrease of 11.8%. Intangible assets subject to amortization include ASIC design software, a 16 bit microprocessor core, licenses and certain imaging patents. See Note 7 to the consolidated financial statements for further information.

Restructuring and Related Impairment Charges

In the first quarter of 2003 we decided to close our Swedish subsidiary. In connection with the closure of the facility, we recorded restructuring charges of € 1.2 million and impairment charges of € 0.3 million, totaling € 1.5 million for the three months ended March 31, 2003. In the first quarter of 2004 we settled a lease obligation in connection with the closure and incurred additional costs of € 0.1 million. See Note 4 to the consolidated financial statements for further information.

Operating Loss

We reported an operating loss of € 2.6 million for the three months ended March 31, 2004 and € 6.9 million for the three months ended March 31, 2003, a decrease of 61.9%. This decrease in operating loss was primarily due to a higher gross margin, lower research and development expenses and lower restructuring and impairment charges in the first three months ended March 31, 2004.

Interest Income, net

Interest and similar income, net from the Company’s investments (primarily short-term deposits and securities) was € 0.4 million for the three months ended March 31, 2004 and € 0.3 million for the three months ended March 31, 2003.

Foreign Currency Exchange Gains and Losses, net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end remeasurement of foreign currency denominated receivables, prepaid expenses and payables into Euro. Foreign currency exchange losses, net decreased from € 0.3 million for the three months ended March 31, 2003 to € 0.1 for the three months ended March 31, 2004. This decrease is primarily due to lower amounts of outstanding US Dollar prepaid expenses. In the second quarter of 2003 we concluded that it was appropriate to account for our advance payments to two wafer suppliers as "monetary assets" for purposes of re-measuring the outstanding balance into Euro, with the resulting exchange gains or losses recorded in the statements of operations. Accordingly, certain prior period amounts presented have been revised to reflect this re-measurement process. We believe that the impact of this re-measurement, using the then current exchange rates applicable for those periods impacted (rather than the historical exchange rate at the time we entered into the relevant contracts) does not have a material effect on any financial statements previously issued. See Note 2 to the interim condensed consolidated financial statements for further information.

Recovery of Investment

In the fourth quarter of 2001, we determined that our ability to recover the full amount of our investments in silicon supplier ESM Holding Limited (“ESM”) was impaired. Accordingly we wrote off our investments in ESM. In March 2002, International Rectifier acquired ESM. As a result we were able to recover € 0.1 million and € 0.2 million for the three months ended March 31, 2004 and 2003, respectively.

Income Taxes

Income tax benefit was € 0.8 million for the three months ended March 31, 2004 compared with € 1.9 million for the three months ended March 31, 2003, representing effective income tax benefit rates of 36.0% and 27.7%, respectively. The primary reason for the lower effective tax benefit rate in the three months ended March 31, 2003 is the fact that certain costs related to the closing of our Swedish operations are not deductible for tax purposes and that a valuation allowance was recognized on the deferred tax assets related to our former Swedish operations because the benefits of these assets are no longer expected to be realized.

Net Loss

For the reasons described above, we reported net loss of € 1.5 million for the three months ended March 31, 2004 compared with net loss of € 4.9 million for the three months ended March 31, 2003.

Liquidity and Capital Resources

Cash flows

Cash provided by operating activities was € 3.8 million for three months ended March 31, 2004 compared with cash provided by operating activities of € 2.4 million for the three months ended March 31, 2003. In the three months ended March 31, 2004, our working capital (excluding cash and cash equivalents and deposits) decreased primarily due to higher trade accounts payable and contractually required refunds of advanced payments (classified in the balance sheet under “Prepaid expenses”) from a silicon supplier in proportion to our wafer purchases, partially offset by an increased inventory level. This resulted in an increase in related operating cash inflow.

Cash used for investing activities was € 5.3 million for the three months ended March 31, 2004 compared with € 2.8 million for the three months ended March 31, 2003. Cash used for investing activities for the three months ended March 31, 2004 consisted mostly of the purchase of test equipment, tooling (masks), laboratory and electronic data processing equipment of € 3.3 million, the increase in marketable securities of € 1.9 million and the purchase of software, licenses and patents of € 0.2 million. Cash used for investing activities in the three month period ended March 31, 2003, consisted mostly of the purchase of test equipment, tooling (masks), laboratory and EDP equipment for € 2.6 million and the purchase of software, licenses and patents for € 0.4 million.

Liquidity

At March 31, 2004 we had € 6.7 million in cash and cash equivalents, € 46.8 million in marketable securities and had working capital of € 70.3 million.

Our primary sources of liquidity have historically been cash from operations, cash from the issuance of ordinary shares, short-term borrowings and the recovery of the investment in ESM Limited. As of March 31, 2004 we had no long-term debt. We have no arrangements with unconsolidated, variable interest entities. We expect to use a portion of our cash and cash equivalents in 2004 to finance working capital resulting from expected increased business volumes. A decrease in customer demand for our products caused by unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations.

If necessary, we have available for use a short-term credit facility of € 12.5 million that bears interest at a rate of EURIBOR + 0.75% per annum. At March 31, 2004 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term.

Additional Information

Directors’ Holdings

	At March 31, 2004			At December 31, 2003
	Shares		Options	Shares		Options
	Number	%		Number	%
Roland Pudelko	320,405	0.73	517,450	320,405	0.73	517,450
Timothy Anderson	57,316	0.13	–	36,816	0.09	–
Michael Glover	195,000	0.44	–	195,000	0.44	–
Gregorio Reyes	20,000	0.04	–	10,000	0.02	–
Michael Risman	1,172	0.00	–	1,172	0.00	–
Jan Tufvesson	175,062	0.40	–	175,062	0.40	–
	768,955	1.74	517,450	738,455	1.68	517,450

Stock option plan activity

We established an employee share option trust (the “Trust”). The Trust purchases shares in the Company for the benefit of employees under the Company’s share option scheme. At March 31, 2004 the Trust held 63,537 shares. Stock option plan activity for the period ended March 31, 2004 was as follows:

(prices in €)	Options	Weighted average exercise price
Outstanding at beginning of year	3,412,270	2.32
Granted	64,600	4.20
Exercised	(14,804)	0.48
Forfeited	(25,258)	3.20
Outstanding at period end	3,436,808	2.36
Options exercisable at period end	1,182,506	0.65

Backlog

In accordance with Frankfurt Stock Exchange rules and regulations, companies are required to disclose information regarding their backlog. Purchase order patterns of our customers can vary widely and therefore no consistent shipping arrangements have been established. “Ship-to-line” agreements with major customers underlie our responsibility to act on a timely basis to ensure appropriate inventory levels and production capabilities. Other customers place purchase orders ranging from four to twelve weeks and provide forecasts for a further period, generally not to exceed twelve months, and these purchase orders are not legally binding. Since any backlog information published would not be based on a consistent pattern of purchase orders by our customers, we believe such information not to be meaningful and, accordingly, do not provide such information here.

Independent Auditors' Review Report

To the Board of Directors of Dialog Semiconductor Plc:

We have reviewed the condensed consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of March 31, 2004, and the related condensed consolidated statements of operations, changes in shareholders' equity and cash flows for the three-month periods ended March 31, 2004 and 2003. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

We have previously audited, in accordance with generally accepted auditing standards in the United States of America, the consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended; and in our report dated February 17, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Stuttgart, April 27, 2004

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Helwig	Kiechle
Wirtschaftsprüfer	Wirtschaftsprüfer

Unaudited Interim Condensed Consolidated
Financial Statements

Interim Condensed Consolidated Statements of Operations

(in thousands of €, except per share data)	Notes	Three months ended March 31, 2004 (unaudited)	Three months ended March 31, 2003 (unaudited)
Revenues	3	23,000	21,015
Cost of sales		(15,026)	(14,794)
Gross margin		7,974	6,221
Selling and marketing expenses		(1,219)	(1,021)
General and administrative expense		(1,449)	(1,314)
Research and development		(7,387)	(8,767)
Amortization of intangible assets		(486)	(551)
Restructuring and related impairment charges	4	(59)	(1,465)
Operating loss		(2,626)	(6,897)
Interest income, net		359	303
Foreign currency exchange gains and losses, net		(111)	(301)
Recovery of investment		54	166
Result before income taxes		(2,324)	(6,729)
Income tax benefit		836	1,864
Net loss		(1,488)	(4,865)

Loss per share
Basic and diluted		(0.03)	(0.11)
Weighted average number of shares (in thousands)
Basic and diluted		43,998	43,932

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Balance Sheets

(in thousands of €)	Notes	At March 31, 2004 (unaudited)	At December 31, 2003
ASSETS
Cash and cash equivalents		6,650	8,109
Trade accounts receivable, net		14,654	14,338
Inventories	5	17,292	13,242
Marketable securities	6	46,802	44,900
Deferred taxes		876	103
Prepaid expenses		1,310	2,131
Other current assets		631	993
Total current assets		88,215	83,816
Property, plant and equipment, net		20,776	20,590
Intangible assets	7	5,154	5,440
Goodwill		11,786	11,786
Deposits		190	183
Deferred taxes		17,795	17,729
Prepaid expenses		1,024	927
TOTAL ASSETS		144,940	140,471

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		14,140	7,157
Accrued expenses		3,102	3,165
Income taxes payable		8	18
Deferred taxes		5	4
Other current liabilities		636	1,615
Total current liabilities		17,891	11,959
Deferred taxes		1,495	1,669
Total liabilities		19,386	13,628
Ordinary Shares		6,737	6,737
Additional paid-in capital		168,795	168,795
Accumulated deficit		(49,167)	(47,679)
Accumulated other comprehensive loss		(787)	(984)
Employee stock purchase plan shares		(24)	(26)
Net Shareholders’ equity		125,554	126,843
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		144,940	140,471

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Cash Flows

(in thousands of €)	Three months ended March 31, 2004 (unaudited)	Three months ended March 31, 2003 (unaudited)
Cash flows from operating activities:
Net loss	(1,488)	(4,865)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Recovery of investment	(54)	(166)
Restructuring and related impairment charges	(328)	1,465
Depreciation of property, plant and equipment	3,107	3,130
Amortization of intangible assets	486	551
Change in deferred taxes	(845)	(1,623)
Changes in current assets and liabilities:
Trade accounts receivable	(315)	3,429
Inventories	(4,050)	73
Prepaid expenses	731	1,911
Trade accounts payable	6,975	(1,507)
Other assets and liabilities	(376)	(13)
Cash provided by operating activities	3,843	2,385
Cash flows from investing activities:
Recovery of investment	54	166
Purchases of property, plant and equipment	(3,256)	(2,605)
Purchases of intangible assets	(196)	(357)
Purchase of marketable securities	(8,497)	-
Sale of marketable securities	6,560	-
Cash used for investing activities	(5,335)	(2,796)
Cash flows from financing activities:
Sale of employee stock purchase plan shares	2	2
Cash provided by financing activities	2	2
Cash used for operating, investing and financing activities	(1,490)	(409)
Effect of foreign exchange rate changes on cash and cash equivalents	31	(188)
Net decrease in cash and cash equivalents	(1,459)	(597)
Cash and cash equivalents at beginning of period	8,109	31,005
Cash and cash equivalents at end of period	6,650	30,408

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated other comprehensive loss
(in thousands of €)	Ordinary Shares	Additional paid-in capital	Accumulated deficit	Currency translation adjustment	Available for sale securities	Derivative financial instruments	Employee stock stock purchase plan shares	Total
Balance at December 31, 2002	6,737	168,781	(27,259)	(557)	–	(158)	(49)	147,495
Net loss	–	–	(4,865)	–	–	–	–	(4,865)
Other comprehensive income (loss)	–	–	–	(266)	–	51	–	(215)
Total comprehensive loss								(5,080)
Sale of employee stock purchase plan shares	–	–	–	–	–	–	2	2
Balance at March 31, 2003	6,737	168,781	(32,124)	(823)	–	(107)	(47)	142,417

Balance at December 31, 2003	6,737	168,795	(47,679)	(923)	(61)	–	(26)	126,843
Net loss	–	–	(1,488)	–	–	–	-	(1,488)
Other comprehensive income (loss)	–	–	–	229	(32)		–	197
Total comprehensive loss								(1,291)
Sale of employee stock purchase plan shares	–		–	–	–	–	2	2
Balance at March 31, 2004	6,737	168,795	(49,167)	(694)	(93)	–	(24)	125,554

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(In thousands of €, unless otherwise stated)

1. Description of Business

Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America on a basis, which reflects the interim consolidated financial statements of the Company. The interim condensed consolidated financial statements have been prepared without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. The interim condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2003 consolidated financial statements and the notes thereto.

The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year ending December 31, 2004.

The Company has made advance payments for future wafer deliveries to silicon suppliers. Such advance payments are classified in the balance sheet line items "Prepaid expenses." The outstanding balance of the advance payments are refunded in proportion to the Company's purchases of wafers. Until March 31, 2003, such advances were treated similar to inventory and therefore considered as a non-monetary asset in the re-measurement process. In the second quarter of 2003, management determined that it was appropriate to treat these advance payments as "monetary assets" for purposes of re-measurement into Euro, with the resulting exchange gains or losses recorded in the statements of operations. Accordingly, certain prior period amounts presented have been revised to reflect this re-measurement process. Management believes that the impact of this re-measurement using the then current rates applicable for those periods impacted (rather than the historical exchange rate at the time we entered into the relevant contracts) does not have a material effect on any financial statements previously issued.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant items subject to such estimates and judgments include the recoverability of the carrying value of goodwill and other long-lived assets, the realizability of deferred income tax assets and inventories, and the fair value of stock-based employee compensation awards. Actual results may differ from those estimates.

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

Stock-Based Compensation

The Company has a stock-based employee compensation plan that is accounted for using the intrinsic-value-based method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this method, no stock-based compensation cost is reflected in net income (loss), as all options granted by the plan had an exercise price equal to market value of the underlying common stock on the date of grant. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123, as amended by SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. The following table illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

(in thousands of €, except per share data)	Three months ended March 31, 2004 (unaudited)	Three months ended March 31, 2003 (unaudited)
Net loss, as reported:	(1,488)	(4,865)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(142)	(275)
Pro forma net loss	(1,630)	(5,140)
Loss per share:
Basic and diluted – as reported	(0.03)	(0.11)
Basic and diluted – pro forma	(0.04)	(0.12)

New Accounting Pronouncements Adopted

In December 2003, the FASB issued Interpretation No. 46, (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company does not currently have any involvement with variable interest entities. Therefore, the initial adoption of the Interpretation did not have and will not have any impact on the Company’s consolidated financial statements.

3. Segment Reporting

The Company has one operating segment, which is the design and supply of semiconductor chips. The Company delivers its products to certain market sectors. Revenues by market sector and by shipment destination consisted of the following:

	Three months ended March 31, 2004 (unaudited)	Three months ended March 31, 2003 (unaudited)
Revenues by market sector:
Wireless communication	17,295	14,414
Automotive	2,660	2,050
Industrial	2,534	4,028
Other	511	523
	23,000	21,015
Revenues by shipment destination:
Germany	9,932	8,427
Other European countries	3,873	6,776
China	5,187	2,059
Other countries	4,008	3,753
	23,000	21,015

4. Restructuring and Related Impairment Charges

a) Restructuring Charges

In the first quarter of 2003 the Company decided to close the Swedish subsidiary. Restructuring charges incurred in the three months ended March 31, 2003, include termination benefits that were paid to all employees affected by the closing of € 834 and a provision for estimated costs that will continue to be incurred under an operating lease for the building for its remaining term without economic benefit to the Company of € 346. In the first quarter of 2004 the Company settled its building lease obligation in connection with the closure and recognized an additional charge of € 59. The pretax amounts for the restructuring charges are comprised of the following:

	Employee termination costs	Facility exit costs	Total
Liability balance at January 1, 2003	–	–	–
Initial charges	834	346	1,180
Additional charges	242	132	374
Payments made	(1,076)	(150)	(1,226)
Liability balance at December 31, 2003	–	328	328
Additional charges	–	59	59
Payments made	–	(387)	(387)
Liability balance at March 31, 2004	–	–	–

b) Asset Impairment Charges

As a result of the closure of the facility, certain long-lived assets have been abandoned and certain prepaid expenses no longer provided any future benefit to the Company. Accordingly, impairment charges totalling € 285 were recognized for the three-month period ended March 31, 2003 to write-off these assets.

5. Inventories

Inventories consisted of the following at March 31, 2004 and December 31, 2003:

	At March 31, 2004 (unaudited)	At December 31, 2003
Raw materials	3,832	2,738
Work-in-process	7,659	5,026
Finished goods	5,801	5,478
	17,292	13,242

6. Marketable Securities

The Company has invested in “investment grade” rated debt securities with a maturity between four to seven months, which are classified as available for sale. The aggregate costs, fair values, unrealized gains and losses per security class are as follows:

	At March 31, 2004 (unaudited)			At December 31, 2003
	Cost	Fair value	Unrealized gain (loss)	Cost	Fair value	Unrealized gain (loss)
Corporate debt securities	41,906	42,031	125	43,029	42,947	(82)
Debt based funds	5,029	4,771	(258)	1,969	1,953	(16)
	46,935	46,802	(133)	44,998	44,900	(98)

7. Intangible assets

Intangible assets subject to amortization represent licenses, patents and software:

	At March 31, 2004 (unaudited)	At December 31, 2003
Gross carrying amount	14,194	13,938
Accumulated depreciation	(9,040)	(8,498)
Net carrying amount	5,154	5,440

During the three months ended March 31, 2004, the Company acquired software and licenses for a total purchase price of € 196. The expected weighted average useful life of these assets is 4 years. The aggregate amortization expense for the three months ended March 31, 2004 and 2003 was € 486 and € 551, respectively. Amortization expense of the gross carrying amount of intangible assets at March 31, 2004 is estimated to be € 1,031 for the remainder of 2004, € 983 in 2005, € 598 in 2006, € 515 in 2007 and € 505 in 2008.